UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)*
_____________________________
EXFO ELECTRO-OPTICAL ENGINEERING INC.
(Name of Subject Company)
EXFO ELECTRO-OPTICAL ENGINEERING INC. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
_____________________________
Subordinate Voting Shares without par value
(Title of Class of Securities)
_____________________________
302043 10 4
(CUSIP Number of Class of Securities)
_____________________________

Benoit Ringuette
EXFO Electro-Optical Engineering Inc.
400 Godin Avenue
Quebec City, Quebec, Canada
G1M 2K2
(418) 683-0211

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with copies to:

Peter Villani Fasken Martineau DuMoulin LLP The Stock Exchange Tower P.O. Box 242 Suite 3700, 800 Victoria Square Montreal, Quebec, Canada H4Z 1E9 (514) 397-7400	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
$25,884,000	$1,018

*
Estimated solely for the purpose of calculating the amount of the filing fee.  This amount is based upon the offer to purchase for not more than Cdn$30,000,000 a combined aggregate of up to 8,823,529 subordinate voting share of EXFO Electro-Optical Engineering Inc. at a price of Cdn$3.40 per share (which is the minimum purchase price under the tender offer) in cash and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on November 5, 2008 as certified for customs purposes by the Federal Reserve Bank of New York (Cdn$1 = US$0.8628).

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,018
Form or Registration No.:	Schedule TO (005-59259)
Filing Party:	EXFO Electro-Optical Engineering Inc.
Date Filed:	November 10, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 10, 2008 (the “Schedule TO”) by EXFO Electro-Optical Engineering Inc., a corporation existing under the laws of Canada (“EXFO”) in connection with its offer to purchase up to an aggregate amount of Cdn$30,000,000 of its subordinate voting shares at a price of not less than Cdn$3.40 and not more than Cdn$3.90 per subordinate voting share, in cash (subject to applicable withholding taxes, if any) without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2008 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery (together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”).  This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Circular is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the following:

The introductory paragraph of the Offer to Purchase is hereby amended as follows:
The phrase “, and tenders will not be accepted from or on behalf of,” is deleted from the fourth sentence of the introductory paragraph of the Offer to Purchase.
The words “or acceptance” are deleted from the fourth sentence of the introductory paragraph of the Offer to Purchase.

The following text is inserted after “Prior Valuations” in the Table of Contents of the Offer to Purchase and Circular:
“Accounting Treatment of the Offer”

“Offer to Purchase – Other Terms” is hereby amended as follows:
The phrase “, and tenders will not be accepted from or on behalf of,” is deleted from the fourth paragraph on page 15 of the Offer to Purchase.
The words “or acceptance” are deleted from the fourth paragraph on page 15 of the Offer to Purchase.

 “Offer to Purchase – Conditions to the Offer” is hereby amended and supplemented as follows:
The first sentence in the first paragraph of this section is amended and restated as follows:
“Notwithstanding any provision of the Offer, the Corporation shall not be required to accept for purchase, to purchase or to pay for any Shares tendered, and may withdraw, terminate, cancel or amend the Offer or may postpone the payment for Shares tendered, if, at any time prior to the expiration of the Offer, any of the following events shall have occurred (or shall have been determined by the Corporation, in its sole judgment, acting reasonably, to have occurred):”

The condition of the Offer set forth in (c)(v) of this section is amended and restated as follows:
“any significant decrease in the market price of the Shares (defined as a decrease in excess of 10% of the market price of the Shares on the TSX since the close of business on November 7, 2008),”

The condition of the Offer set forth in (f) of this section is amended and restated as follows:
“the Corporation shall have determined, in its sole judgment, acting reasonably, that the Purchase Price exceeds a price equal to the fair market value of a Share (defined, solely for purposes of the Offer, as 120% of the closing price of the Corporation’s Shares on the TSX on the Expiration Date of the Offer), determined without reference to the Offer.”

The following text is inserted after the section “Issuer Bid Circular – Prior Valuations” on page 25 of the Circular:
“Accounting Treatment of the Offer
The accounting for the Corporation’s purchase of Shares in the Offer will result in a reduction in the Corporation’s share capital by an amount equal to the number of Shares purchased pursuant to the Offer multiplied by the average per-Share amount.  The difference between the aggregate purchase price of the Shares and the average per-Share amount of the Shares purchased pursuant to the Offer will be credited to contributed surplus.  In addition, all costs related to the Offer will be charged to shareholders' equity.  In the event the Offer is cancelled or terminated, all costs related to the Offer will be charged to earnings.”

Item 12.	Exhibits.

Exhibit
Number                  Description
(a)(1)(i)*	Offer to Purchase, dated November 10, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.

(d)(i)
Long Term Incentive Plan, dated May 25, 2000, as amended in October 2004 (effective January 12, 2005) (incorporated by reference to Exhibit 4.35 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(d)(ii)	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(g)	None.

(h)	None.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By:           /s/ Germain Lamonde
Name:      Germain Lamonde
Title:        President and Chief Executive Officer

Dated:  November 26, 2008

INDEX TO EXHIBITS

Exhibit
Number                  Description

(a)(1)(i)*	Offer to Purchase, dated November 10, 2008 and the accompanying Issuer Bid Circular.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	None.

(d)(i)
Long Term Incentive Plan, dated May 25, 2000, as amended in October 2004 (effective January 12, 2005) (incorporated by reference to Exhibit 4.35 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(d)(ii)	Deferred Share Unit Plan, effective January 12, 2005 (incorporated by reference to Exhibit 4.36 of EXFO’s Annual Report on Form 20-F for the fiscal year ended August 31, 2005 (File No. 000-30895)).

(g)	None.

(h)	None.

*	Previously filed